

July 18, 2008

Mr. Dian Min Ma, CEO
China Ruitai International Holdings Co., LTD.
Wenyang Town
Feicheng City
Shandong, CHINA 271603

> **RE:**   **China Ruitai International Holdings Co., LTD**
> **File No. 0-4494**
> **December 31, 2007 Form 10-KSB**

Dear Mr. Dian Min Ma:

We have reviewed your June 13, 2008 letter and have the following comments. We have also reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   Regarding prior comment 11, please provide disclosure reconciling the statement that these loans have ceased with the increase in the loan balance @3/31/08. Also, disclose why no allowance is required.

3.   Regarding prior comment 12, please provide the geographic revenue and major customer disclosures required by paragraphs 38-39 of SFAS 131.

4.   Regarding prior comment 13, please specifically disclose why the valuation allowance against tax NOL's is required at 12/31/07 and 3/31/08 given the consistent net earnings and revenue increases.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. In this regard, feel free to call Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                         Accounting Branch Chief